

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Tiago Reis Marques
Chief Executive Officer
Pasithea Therapeutics Corp.
1111 Lincoln Road, Suite 500
Miami Beach, FL 33139

   Re: Pasithea Therapeutics Corp.
     Registration Statement on Form S-1
     Filed December 9, 2021
     File No. 333-261573

Dear Dr. Marques:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason Drory at 202-551-8342 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Richard Bass, Esq.